May 3, 2013

VIA EDGAR AND FEDEX

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	HCP, Inc.
Form 10-K for fiscal year ended December 31, 2012
File Number: 001-8895

Dear Ms. Monick:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 24, 2013. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print. References to “we”, “our” or the “Company” in this response are to HCP, Inc.

Form 10-K for fiscal year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements, page F-8

(2) Summary of Significant Accounting Policies, page F-8

Real Estate, page F-10

1.              In future periodic filings, please disclose your policy for accounting for transaction costs related to acquisitions of properties. Please provide us an example of your proposed disclosure.

Response: In future periodic filings, we will disclose in our footnotes our accounting policy for transaction costs related to acquisitions of properties as follows:

Acquisition Costs

Transaction costs related to acquisitions of businesses, including real estate assets, are expensed as incurred.

(9) Intangibles, page F-29

2.              It appears that you have recorded lease-up intangibles related to your 2012 acquisition of 129 properties. Also, it appears that Emeritus is operating these properties pursuant to a new lease.  Please tell us how you determined there were lease-up intangibles related to this acquisition.  Within your response, please reference the authoritative accounting literature management relied upon.

Response: We respectfully advise the Staff that the lease-up intangibles recorded in connection with our 2012 acquisition of 129 senior housing communities (the “Acquisition”), from an unrelated partnership entity (the “Blackstone JV”), are attributable to the acquired underlying operating resident leases of the assisted living or independent living communities (“Senior Housing Communities”) that were stabilized or nearly stabilized (e.g., resident occupancy above 80%).  To clarify, the lease-up intangibles are not attributable to the new Emeritus lease that was executed concurrent with the Acquisition.

With respect to the allocation of the purchase price for the Acquisition, we relied on Accounting Standards Codification (“ASC”) 805 — Business Combinations (formerly under FASB Statement No. 141R, Business Combinations (revised 2007), to identify tangible assets and intangible assets (e.g., lease-up intangibles) to be recognized apart from goodwill. Consistent with the guidance in ASC 805-20-25-10, the lease-up intangible assets attributable to the acquired resident leases meet the contractual-legal criterion described in the definition of identifiable. Specifically, as the acquired resident leases are operating leases, ASC 805-20-25-13 indicates “…an identifiable intangible asset may be associated with an operating lease, which may be evidenced by market participants’ willingness to pay a price for the lease even if it is at market terms.”  Stabilized senior housing communities transact for higher values compared to similar properties that are either in resident lease-up or development. This increase in value is solely attributable to the underlying resident leases acquired in an acquisition.

Simultaneous with the closing of the Acquisition, we leased all of the acquired Senior Housing Communities, including the rights of the resident leases, to Emeritus pursuant to a new triple-net structure. Although the rights to the resident leases have been assigned to Emeritus, the related lease-up intangibles continue to provide a probable future benefit to the Company over the term of the new lease with Emeritus. It is customary in the healthcare industry for market participants, including Emeritus and similarly situated new operator/tenants, to require lease concessions on non-stabilized properties for the estimated lease-up period prior to stabilization. Accordingly, the Company was not required to provide such lease concessions for the stabilized Senior Housing Communities leased to Emeritus.

We respectfully advise the Staff that we will clarify in future periodic filings that the lease-up intangibles assets recognized in the Acquisition were attributable to the value of the acquired resident leases.

(12) Commitments and Contingencies, page F-34

3.              It appears that HCR ManorCare is a significant lessee of properties under a long-term triple-net lease. Please tell us how you determined it was not necessary to provide audited financial statements of HCR ManorCare.

Response: We acknowledge your comment, however, we believe our historical periodic reports have provided sufficient financial information regarding HCR ManorCare (“HCRMC”), for investors to evaluate the risk to us from our asset concentration in HCRMC, and we do not believe audited financial statements are required. We understand that the SEC’s Financial Reporting Manual Section 2340 discusses financial information that should be considered for significant lessees and indicates that only in some cases audited financial statements may be necessary.

We respectfully advise that in our periodic reports we currently provide investors with significant financial information in respect to HCRMC as follows:

(i)

In our unconsolidated joint venture footnote in Forms 10-K and 10-Q (See Exhibit A), we provide financial information of HCRMC, which is presented on a combined basis with other of our less significant unconsolidated joint venture interests (HCRMC represents between 90%-99% of most of the relevant financial metrics presented); and

(ii)

In our Supplemental Information Packages (See Exhibit B), we provide information summarizing the Company’s HCRMC investment, along with HCRMC’s financial performance, including lease coverages and other credit metrics, which we determined is the most meaningful information used, and requested, by our investors.

We respectfully advise the Staff that we widely distribute our Supplemental Information Packages to our investors by making the reports available on our website (www.hcpi.com under investor relations) and furnishing the information to the SEC in our Form 8-K filings. Our Supplemental Information Packages, among other things, include detailed information on our current tenant and property geographic concentrations, lease and loan expirations, and same property performance.

Additionally, given the significance of our relationship with HCRMC, we dedicate a section in our Supplemental Information Packages that includes our aggregate investments with HCRMC and certain HCRMC financial performance metrics. The metrics provided represent information used by the Company that is essential in the underwriting of leases and evaluating the credit worthiness of tenants.  These metrics are also the principal focus of questions we receive from investors and analysts on our earnings calls. The HCRMC information we provide to our Chief Executive Officer and the members of our Board of Directors is similar in nature to what we currently furnish in our Supplemental Information Packages.

We believe that our disclosures in our Supplemental Information Packages, Form 10-Ks and Form 10-Qs provide our investors with the financial information referenced in FRM Section 2340; specifically, HCRMC’s cash flow coverage information we provide investors in our Supplemental Information Package measures HCRMC’s ability to generate cash flows to meet the their rent and other obligations to us.

Although we believe the information we currently provide to our investors is sufficient to allow investors to evaluate the risk to us from our asset concentration from HCRMC, after considering the SEC’s comment we have expanded our HCRMC disclosures in our March 31, 2013 Form 10-Q filed May 2, 2013 (see Exhibit C), which includes expanded HCRMC financial information.  We intend to continue to provide this level of detail on HCRMC in future filings for as long as HCRMC is significant.  We believe this additional disclosure would clearly allow investors to sufficiently evaluate our risk from this asset concentration and we do not believe audited financial statement would provide additional benefit to investors.

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5137.

Very truly yours,

/s/ Timothy M. Schoen
Timothy M. Schoen
Executive Vice President and
Chief Financial Officer

cc:   James W. Mercer, Esq.

Scott A. Anderson

Jose M. Castro

Troy E. McHenry, Esq.

EXHIBIT A: EXCERPT FROM OUR DECEMBER 31, 2012 FORM 10-K FOLLOWS:

(8)                                 Investments in and Advances to Unconsolidated Joint Ventures

HCP Ventures II

On January 14, 2011, the Company acquired its partner’s 65% interest in HCP Ventures II, a joint venture that owned 25 senior housing facilities, becoming the sole owner of the portfolio.

Summary of Unconsolidated Joint Venture Information

The Company owns interests in the following entities that are accounted for under the equity method at December 31, 2012 (dollars in thousands):

Entity(1)	Properties/Segment	Investment(2)	Ownership%
HCR ManorCare	post-acute/skilled nursing operations	$90,559	9.4(3)
HCP Ventures III, LLC	13 medical office	7,510	30
HCP Ventures IV, LLC	54 medical office and 4 hospital	32,249	20
HCP Life Science(4)	4 life science	67,785	50-63
Horizon Bay Hyde Park, LLC	1 senior housing	6,769	72
Suburban Properties, LLC	1 medical office	7,134	67
Advances to unconsolidated joint ventures, net		207
		$212,213
Edgewood Assisted Living Center, LLC	1 senior housing	$(417)	45
Seminole Shores Living Center, LLC	1 senior housing	(674)	50
		$(1,091)

(1)                                 These entities are not consolidated because the Company does not control, through voting rights or other means, the joint ventures. See Note 2 regarding the Company’s accounting policies related to principles of consolidation.

(2)                                 Represents the carrying value of the Company’s investment in the unconsolidated joint venture. See Note 2 regarding the Company’s accounting policy for joint venture interests.

(3)                                 Presented after adjusting the Company’s 9.9% ownership rate for the dilution of certain of HCR ManorCare’s employee equity awards. See discussion of the HCR ManorCare Acquisition in Note 3.

(4)                                 Includes three unconsolidated joint ventures between the Company and an institutional capital partner for which the Company is the managing member. HCP Life Science includes the following partnerships: (i) Torrey Pines Science Center, LP (50%); (ii) Britannia Biotech Gateway, LP (55%); and (iii) LASDK, LP (63%).

EXHIBIT A — CONTINUED

Summarized combined financial information for the Company’s unconsolidated joint ventures follows (in thousands):

	December 31,
	2012	2011
Real estate, net	$3,731,740	$3,806,187
Goodwill and other assets, net	5,734,318	5,797,690
Total assets	$9,466,058	$9,603,877
Capital lease obligations and mortgage debt	$6,875,932	$6,871,743
Accounts payable	971,095	1,083,581
Other partners’ capital	1,435,885	1,465,536
HCP’s capital(1)	183,146	183,017
Total liabilities and partners’ capital	$9,466,058	$9,603,877

(1)                                 The combined basis difference of the Company’s investments in these joint ventures of $28 million, as of December 31, 2012, is primarily attributable to real estate, capital lease obligations, deferred tax assets, goodwill and lease-related net intangibles.

	Year Ended December 31,
	2012	2011(1)(2)	2010(1)
Total revenues	$4,260,319	$4,388,376	$172,972
Net loss (3)(4)	(15,865)	(827,306)	(54,237)
HCP’s share in earnings(3)(4)(5)	54,455	46,750	4,770
HCP’s impairment of its investment in HCP Ventures II(4)	—	—	(71,693)
Fees earned by HCP	1,895	2,073	4,666
Distributions received by HCP	6,299	5,681	9,738

(1)                                 Includes the financial information of HCP Ventures II, up to the date in which it was consolidated on January 14, 2011.

(2)                                 Beginning April 7, 2011, includes the financial information of HCR ManorCare, in which the Company acquired an interest for $95 million that represented a 9.9% equity interest at closing.

(3)                                 The combined net loss for the year ended December 31, 2011, includes impairments, net of the related tax benefit, of $865 million related to HCR ManorCare’s goodwill and intangible assets. The impairments at the operating entity were the result of reduced cash flows primarily caused by the reimbursement reductions for the Medicare skilled nursing facility Prospective Payment System announced by the Centers for Medicare & Medicaid Services (CMS) effective October 1, 2011. These reimbursement reductions were previously considered in the Company’s underwriting assumptions for its initial investments in the operations of HCR ManorCare; therefore, the goodwill that was impaired was not part of the Company’s basis in its investment. As such, HCR ManorCare’s impairments during the year ended December 31, 2011 did not have an impact on the Company’s share of earnings from or its investment in HCR ManorCare.

(4)                                 Net loss for the year ended December 31, 2010, includes an impairment of $54.5 million related to straight-line rent assets of HCP Ventures II (the “Ventures”). Concurrently, during the year ended December 31, 2010 HCP recognized a $71.7 million impairment of its investment in the Ventures that was primarily attributable to a reduction in the fair value of the Ventures’ real estate assets and included the Company’s share of the impact of the Ventures’ impairment of its straight-line rent assets. Therefore, HCP’s share in earnings for the year ended December 31, 2010 related to the impact of the Ventures’ impairment of its straight-line rent assets was not included in equity income from unconsolidated joint ventures on the consolidated statements of income.

(5)                                 The Company’s joint venture interest in HCR ManorCare is accounted for using the equity method and results in an ongoing reduction of DFL income, proportional to HCP’s ownership in HCR ManorCare. The Company recorded a reduction in DFL income of $59.4 million and $42.2 million for the years ended December 31, 2012 and 2011, respectively. Further, the Company’s share of earnings from HCR ManorCare (equity income) increases for the corresponding reduction of related lease expense recognized at the HCR ManorCare level.

EXHIBIT B: EXCERPT FROM OUR DECEMBER 31, 2012 SUPPLEMENTAL REPORTING PACKAGE FOLLOWS:

HCR ManorCare Leased Portfolio Summary

Dollars in thousands

HCP Investment					HCR ManorCare Performance
		As of and for the Year Ended December 31, 2012			For the Trailing Twelve Months Ended September 30, 2012
Investment	Property			Adjusted		Facility EBITDAR(5)		Facility EBITDARM(5)
Summary	Count	Investment(3)	NOI(4)	NOI	Occ.	Amount	CFC	Amount	CFC
Assisted living	66	$843,241	$70,757	$58,946	83.5%	N/A	N/A	N/A	N/A
Post/skilled	268	5,427,618	501,392	426,009	85.7%	N/A	N/A	N/A	N/A
Total	334	$6,270,859	$572,149	$484,955	85.5%	$458,577	0.95 x	$628,849	1.31 x

HCR ManorCare OpCo (guarantor) fixed charge coverage(5)				1.21x

	For the Trailing Twelve Months Ended
	09/30/12		06/30/12	09/30/11
Quality mix	68.5	%(6)	69.1%	70.9%

(1)         EBITDAR, EBITDARM, their respective CFC and quality mix are not presented for the disaggregated HCR ManorCare senior housing and post-acute/skilled nursing portfolios as the combined portfolio is cross-collateralized under a single master lease. For additional information see HCR ManorCare Leased Portfolio Summary.

(2)         Amounts are presented as originally reported, without giving effect to discontinued operations and other reclassifications.

(3)         The Company’s total investment in HCR ManorCare includes accumulated DFL accretion of $253.9 million related to HCP’s equity interest in HCR ManorCare OpCo.

(4)         Assisted living and post-acute/skilled nursing NOI includes reductions of $7.4 million and $52.0 million, respectively, related to HCP’s equity interest in HCR ManorCare OpCo.

(5)         HCR ManorCare OpCo Facility EBITDAR and EBITDARM include non-cash accrual charges for general and professional liability claims. HCR ManorCare OpCo (guarantor) fixed charge coverage is based on EBITDAR that includes home health and hospice EBITDAR, corporate general and administrative expenses and non-cash accrual charges for general and professional liability claims. The fixed charges include cash rent and cash interest expense, if applicable.

(6)         Private-pay and Medicare revenues as a percentage of total revenues are 32.3% and 36.2% respectively.

EXHIBIT C: ADDITIONAL DISCLOSURE IN OUR MARCH 31, 2013 FORM 10-Q OF HCRMC’S SUMMARIZED FINANCIAL INFORMATION

HCRMC’s summarized condensed consolidated financial information follows (in millions):

	March 31,	December 31,
	2013	2012
Real estate and other property, net	$3,030.7	$3,046.6
Cash and cash equivalents	157.8	120.5
Deferred income taxes	1,622.3	1,627.1
Goodwill and intangible assets, net	3,243.7	3,243.8
Other assets, net	778.0	754.5
Total assets	$8,832.5	$8,792.5

Debt and financing obligations	$6,348.7	$6,374.6
Accounts payable and accrued liabilities	1,073.7	1,019.8
Total liabilities	7,422.4	7,394.4
Redeemable preferred stock	2.1	2.1
Total equity	1,408.0	1,396.0
Total liabilities and equity	$8,832.5	$8,792.5

	Three Months Ended March 31,
	2013	2012
Revenues	$1,068.7	$1,041.2

Costs and expenses:
Operating, general and administrative	912.4	885.4
Depreciation and amortization	37.3	42.0
Interest expense	104.4	106.3
Total costs and expenses	1,054.1	1,033.7

Other income, net	0.7	1.7

Income before income taxes and equity income from unconsolidated joint ventures	15.3	9.2
Income taxes and equity income from unconsolidated joint ventures	(3.6)	(2.9)
Net income	11.7	6.3

	Three Months Ended March 31,
	2013	2012
Net cash provided by operating activities	$88.6	$22.1
Cash flows from investing activities:
Acquisitions of property and equipment	(21.2)	(24.9)
Purchase of securities and other	(4.1)	(2.2)
Net cash used in investing activities	(25.3)	(27.1)
Cash flows from financing activities:
Repayments of debt and financing obligations	(26.0)	(19.6)
Net increase (decrease) in cash and cash equivalents	37.3	(24.6)
Cash and cash equivalents, beginning of period	120.5	186.5
Cash and cash equivalents, end of period	$157.8	$161.9